Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2015	2014

INCOME
Operating Revenues	$1,826,474	$2,085,321

Operating Expenses
Purchased Gas	373,561	610,537
Operation and Maintenance	466,810	456,350
Property, Franchise and Other Taxes	90,158	87,995
Depreciation, Depletion and Amortization	369,202	366,134
Impairment of Oil and Gas Producing Properties	709,060	—
	2,008,791	1,521,016

Operating Income (Loss)	(182,317)	564,305

Other Income (Expense):
Interest Income	4,480	3,812
Other Income	7,251	7,880
Interest Expense on Long-Term Debt	(89,327)	(90,809)
Other Interest Expense	(4,005)	(4,401)

Income (Loss) Before Income Taxes	(263,918)	480,787

Income Tax Expense (Benefit)	(129,624)	190,962

Net Income (Loss) Available for Common Stock	$(134,294)	$289,825

Earnings Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$(1.59)	$3.46

Diluted:
Net Income (Loss) Available for Common Stock	$(1.58)	$3.42

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,275,859	83,804,516

Used in Diluted Calculation	85,195,855	84,796,613